UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2017

Commission File Number: 000-55607

First Mining Finance Corp.
(Translation of registrant's name into English)

Suite 1805, 925 West Georgia Street, Vancouver, B.C., V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

First Mining Finance Corp. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) to the Company’s Interim Report on Form 6-K, dated March 27, 2017 (the “Original Form 6-K”), for the sole purpose of including the Company’s independent auditors Audit Opinion, which is dated March 27, 2017, within the consolidated annual financial statements for the years ended December 31, 2016 and 2015.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 6-K. This Amendment No. 1 speaks as of the time of filing the Original Form 6-K, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Original Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Annual Financial Statements for the years ended December 31, 2016 and 2015

99.2	Management's Discussion and Analysis for the period ended December 31, 2016

99.3	Form 52-109F1 Certification of Annual Filings - CEO

99.4	Form 52-109F1 Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this Amendment No. 1 to the Interim Report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRST MINING FINANCE CORP.
(Registrant)

Date: September 22, 2017	By:	/s/ Andrew Marshall
Andrew Marshall
	Title:	Chief Financial Officer